APPENDIX A:
INVESTMENT RISKS

LIMITED OPERATING HISTORY

Katie's Kitchen is a newly established entity and has no history for prospective investors to consider.

THE COMPANY MIGHT NEED MORE CAPITAL

Katie's Kitchen might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Katie's Kitchen is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Katie's Kitchen to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

CHANGES IN ECONOMIC CONDITIONS COULD HURT KATIE'S KITCHEN

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Katie's Kitchen's financial performance or ability to continue to operate. In the event Katie's Kitchen ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

UNINSURED LOSSES

Although Katie's Kitchen will carry some insurance, Katie's Kitchen may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Katie's Kitchen could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Katie's Kitchen's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Katie's Kitchen is significantly more successful than your initial expectations.